UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 30, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:
Name Stuart MacKenzie
Title: Group Secretary
Date: September 14, 2010

14 September 2010
Implementation of Scheme of Arrangement
Lihir Gold Limited (LGL) advises that the Scheme of Arrangement by which Newcrest Mining Limited (Newcrest) will acquire all of the issued shares of LGL (the Scheme) has been implemented. All shares in LGL have now been registered in the name of Newcrest. An application to delist LGL from ASX and POMSoX will be made in due course.
Changes to LGL’s Board of Directors
Following the change of ownership of LGL, Dr Ross Garnaut, Mr Bruce Brook, Dr Peter Cassidy, Dr Mike Etheridge, Lady Winifred Kamit, Mr Geoff Loudon and Mr Alister Maitland have resigned from the Board of Directors and been replaced with the following Newcrest executives:
•	Mr Gregory John Robinson;

•	Mr Stephen Ernest Nigel Creese;

•	Ms Debra Jane Stirling; and

•	Mr Lawrence John Conway.
PNG resident Mr David Guinn has also been appointed as a director of LGL.
Scheme Consideration
The cash component of the Scheme consideration, A$532,987,483.53 in total, will be paid by cheque in Australian dollars and will be sent to Scheme Participants by prepaid post on or before 21 September 2010.
The 280,987,564 New Newcrest shares issued under the Scheme have been registered in the names of Scheme Participants. Holding statements for the new Newcrest shares issued under the Scheme will be despatched by 21 September 2010. Trading of these shares on ASX and POMSoX is expected to commence on a normal settlement basis on 22 September 2010.
LGL shareholders who are Ineligible Overseas Shareholders or Electing Unmarketable Parcel Shareholders will not receive the share component (if any) of their Scheme consideration and should refer to LGL’s ASX announcement of 10 September 2010 for details of when they will receive cash consideration.
Shareholder information
If LGL shareholders have any questions, they may call the Newcrest Shareholder Information Line on 1800 421 712 (within Australia) or + 61 2 8280 7486 (outside Australia) between 8.30am and 5.30pm (Australian Eastern Standard Time), Monday to Friday.

Page 2.
For further information regarding Newcrest and LGL please contact:

Investor Enquiries	Media Enquiries
Steve Warner	Kerrina Watson
T: +61 3 9522 5316	T: +61 3 9522 5593
E: steve.warner@newcrest.com.au	E: kerrina.watson@newcrest.com.au
This information is available on Newcrest’s website at www.newcrest.com.au